

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Mr. George Lai
The9 Limited
Building No. 3 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203 PRC
*Also via fax at 86-21-5172-9903*

>      **Re:    The9 Limited**
>      **Form 20-F for Fiscal Year Ended December 31, 2009**
>      **Filed April 16, 2010**
>      **File No. 001-34238**

Dear Mr. Lai:

We have reviewed your letter dated October 25, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2010.

Form 20-F for the Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 49

1.    Notwithstanding your response to our prior comment 4, considering the apparent level of subjectivity and judgment necessary to determine whether consolidation of your VIEs is required, tell us how you considered including a discussion of your accounting for consolidation of VIEs as a critical accounting policy. In this regard, your response suggests that management is basing its accounting estimates and judgments regarding the consolidation of Shanghai IT, in part, on the fact that the PRC has historically not

challenged the GAPP Circular. We refer you to Section V of SEC Release No. 33-8350. In addition, tell what consideration you have given to expanding your Principal Accounting Policies footnote disclosures to include a discussion of the significant judgments and assumptions (and in particular to address the impact of the recent GAPP Circular) in determining whether to consolidate your VIEs. We refer you to ASC 810-10-50-2AA through 50-2AC.

Consolidated Financial Statements

2.      We note your response to our previous comment 4 where you indicate that Shanghai IT was designed to comply with PRC regulations that prohibit <u>direct</u> foreign ownership of businesses that operate online games in China. You further indicate that the September 2009 GAPP Circular repeats the long standing prohibition on foreign investments in online game operation services. However, as per the disclosures on pages 12 and 38 of your Form 20-F, the Circular "provides that foreign investors shall not control and participate in the PRC online game operation businesses <u>indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements</u> with or by providing technical supports to such PRC online game operation companies…" This notion of indirect ownership appears to be a new prohibition and therefore it is unclear from your response how your indirect ownership of Shanghia IT is not prohibited by the September 2009 GAPP Circular and would therefore not be a reconsideration event under ASC 810-10-25-38A through 38G. Please explain further.

Note 25.  Commitments and Contingencies

25.3.   Contingencies, page F-43

3.      We note your disclosures on page F-43 where you indicate that in the opinion of the company's directors, your current ownership structure and contractual arrangements with Shanghai IT and its equity owners, are in compliance with "all existing PRC laws and regulations." Tell us what consideration you have given to including a discussion of the September 28, 2009 GAPP Notice and its potential impact on your conclusions within this section.

        You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                                        Sincerely,


                                                        Kathleen Collins
                                                        Accounting Branch Chief